Exhibit 99.1

Clearmind Medicine Announces IRB Approval for FDA First-In-Human Clinical Trial of CMND-100 at Second Clinical Site

FDA approval for the IND submission to conduct its trial already secured

Vancouver, Canada, Oct. 10, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced it has received Institutional Review Board (IRB) approval from one of its clinical sites in the U.S. for part A of its Phase I/IIa clinical trial in the United States for treating patients suffering from alcohol use disorder (AUD).

The multinational, multi-center trial will assess the safety, tolerability, and pharmacokinetics of Clearmind’s innovative MEAI-based (5-methoxy-2-aminoindane) treatment, CMND-100. In addition to Johns Hopkins University, Maryland, USA, the trial will also take place at Yale School of Medicine, Connecticut, USA and IMCA Center in Ramat Gan, Israel. The Company has already secured FDA approval for its Investigational New Drug (IND) application to conduct the trial in the U.S., as well as approval from the Israeli Ministry of Health. IMCA’s IRB approval has also been granted.

Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine, commented: “IRB approval marks another key milestone towards the launch of our Phase I/IIa clinical trial for alcohol use disorder. Together with the IMCA approval, this becomes our second approved site, bringing us closer to offering hope to those suffering from the devastating effects of alcohol addiction. Alcohol abuse is a major global health issue and one of the leading preventable causes of death, particularly in the U.S., where AUD is the most common substance use disorder among people aged 12 and older1.”

The primary endpoint of the trial, titled A Phase I/II Single and Multiple Dose Tolerability, Safety and Pharmacokinetic Study of CMND-100 in Healthy Volunteers and Subjects with Alcohol Use Disorder (AUD), is to determine the tolerable dose and evaluate the safety, pharmacokinetics, and pharmacodynamics of CMND-100. More information is available at clinicaltrials.gov.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 29 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

[1]	https://www.cdc.gov/alcohol/facts-stats/index.html

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential to bring hope to those suffering from the devastating addiction to alcohol. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.